BMC Industries, Inc. One Meridian Crossings, Suite 850 Minneapolis, MN 55423 Web site: www.bmcind.com

NEWS RELEASE

CONTACT:	BRADLEY D. CARLSON	(NYSE: BMM)
	(952) 851-6020	FOR IMMEDIATE RELEASE

VISION-EASE LENS LAUNCHES CONTINUA TINTABLE™ LENSES

Value-Priced Lenses Replace Company's Former Allegra Lens Line

September 16, 2002 - MINNEAPOLIS - Vision-Ease Lens, Inc., the leading U.S. manufacturer of premium polycarbonate lenses and subsidiary of BMC Industries, Inc. (NYSE: BMM), announced today the launch of Continua Tintable™ lenses, the company's new value-priced line of ophthalmic lenses.

Continua Tintable™ lenses are up to 25% thinner, 50% lighter, and 50% flatter than standard plastic lenses and feature a durable and fast-tinting UV-cured hardcoat that can be tinted to full sun lens density.  The lenses are made of the same latest-generation polycarbonate resin as the company's Tegra® and Continua™ product lines and are available in semi-finished single vision (SFSV) and finished single vision (FSV) formats.

"Continua Tintable™ lenses replace our previous value-priced Allegra lens line," explains Mike Vierzba, executive vice president of sales and marketing.  "Continua Tintable™ lenses offer the same great value as Allegra lenses, with durability and tintability that our customers have grown to trust."

"With the addition of our new Continua Tintable™ product line, Vision-Ease Lens now offers optical professionals three distinct brands of quality polycarbonate lenses to satisfy all customer needs," explains Vierzba.  "Tegra, our premium brand and winner of OLA's Award of Excellence, features ActualEyes® aspheric design for exceptional clarity, comfort, and appearance, and industry-leading scratch resistance for unmatched durability.  Our Continua brand features a thermal-cured hardcoat for exceptional durability and is available in a wide variety of lens styles.  And our new Continua Tintable™ line offers an exceptional combination of tintability and durability in a value-priced polycarbonate lens."

BMC Industries, founded in 1907, is comprised of two business segments: Buckbee-Mears and Optical Products.  The Buckbee-Mears group offers a range of services and manufacturing capabilities to meet the most demanding precision metal manufacturing needs.  The group is a leading producer of a variety of precision photo-etched and electroformed components that require fine features and tight tolerances.  The group is also the only North American manufacturer of aperture masks, a key component in color television picture tubes.

The Optical Products group, operating under the Vision-Ease Lens trade name, is a leading designer, manufacturer and distributor of polycarbonate, glass and plastic eyewear lenses.  Vision-Ease Lens is a technology and market share leader in the polycarbonate lens segment of the market.  Polycarbonate lenses are thinner and lighter than lenses made of other materials, while providing inherent ultraviolet (UV) filtering and impact resistant characteristics.

BMC Industries, Inc. is traded on the New York Stock Exchange under the ticker symbol "BMM."  For more information about BMC Industries, visit the company's Web site at www.bmcind.com.

Certain statements in this news release may be deemed to be forward-looking statements as defined in the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995.  Forward-looking statements involve known and unknown risks and uncertainties, which may cause the company's actual results in future periods to differ materially from what is currently anticipated.  Those risks include, among others, general competitive factors, the company's ability to successfully complete and integrate its acquisitions and to implement operational improvements in its acquired businesses, the episodic nature of the company's business and other risks and uncertainties detailed from time to time in the company's filings with the Securities and Exchange Commission.